Exhibit 99.(a)(1)(Z)

SST – Tender Offer – Additional Informational Session

To:	Eligible Optionees
From:	SST Stock Administration
Subject:	Informational Session - Offer to Amend Eligible 409A Options and to Replace Eligible Underwater Options

SST and a representative of Cooley Godward Kronish LLP will be holding an additional informational session to help explain the material terms of the tender offer.  The session will be held on Monday, April 21st at 10:30 am Pacific Daylight Time.  The session is simply a repeat of the prior sessions held on Monday, April 7th for those Eligible Optionees who could not attend the original sessions or for those Eligible Optionees who would like another opportunity to review the material terms of the tender offer.

The informational session will be held in the SST University conference room in Building 6 in Sunnyvale.   Please plan to attend this informational session if you did not attend the original sessions.  If you are unable to attend in person, you may access the webcast or the audio portion of the presentation as follows:

Webcast address: [                      ]

Webcast meeting ID: [                      ]

Audio Conference: [                      ]

Audio Conference ID: [                      ]

The complete terms and conditions of the Offer to Amend Eligible 409A Options and to Replace Eligible Underwater Options are set forth in the documents available at our tender offer website: https://ssti.equitybenefits.com.

If you believe you have not received the necessary documentation in connection with the Offer to Amend Eligible 409A Options and to Replace Eligible Underwater Options, or if you have any questions about the documentation you have received, please email your question to stockadmin@SST.com.